

Mail Stop 4628

September 13, 2017

Via E-mail
Richard J. Doleshek
Chief Financial Officer
QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

      Re: **QEP Resources, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 22, 2017
              Supplemental Response dated July 20, 2017
              File No. 001-34778

Dear Mr. Doleshek:

      We have reviewed your July 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Items 1 and 2. Business and Properties, page 8

Reserves, page 12

Proved Undeveloped Reserves, page 13

1.   Your response to prior comment 1 indicates that the majority of proved undeveloped reserves ("PUDs") transferred to proved developed reserves in 2016 resulted from the installation of additional centralized compression in Pinedale. However, disclosure in

your Form 10-K regarding the 18% conversion rate achieved in 2016 states that "some of which was a result of installing additional compression at Pinedale." Revise to provide additional detail regarding the progress made during the year to convert PUDs, including as it relates to specific circumstances where you experienced lower than expected conversion rates. Refer to Item 1203(b) of Regulation S-K.

2. From your response to prior comments 1 and 3, we note that you converted 4% of your PUDs and only drilled 8.0 of the 17.0 wells scheduled for 2016 in the Uinta Basin in 2016. We also note that none of your PUDs in the Haynesville/Cotton Valley area were converted in 2016 and that none of the 5.9 wells scheduled for 2016 there were drilled during the year. In light of these relatively low PUD conversion rates and the revisions to your planned activities, explain how you concluded that you have adopted a development plan and made a final investment decision with regard to these PUDs. Include details specifying the steps you have taken to demonstrate more than the mere intent to develop these PUDs. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X along with Question 131.04 of the Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

3. Describe the steps routinely taken to evaluate interim and annual changes in your development schedule to determine whether your PUDs continue to meet the requirements for disclosure. In addition, tell us about any instances in the last five fiscal years where drilling activity was deferred from the original drilling schedule and PUDs were not converted to proved developed reserves within their five year life.

4. Your response to prior comment 2 states that you expect to convert approximately 60% of your PUDs to proved developed reserves over 2017, 2018, and 2019. Tell us about the drilling that occurred through June 30, 2017 and the percentage of PUDs that will be converted during 2017 based on your experience to date.

5. Your response to prior comment 3 indicates that 9.0 PUD wells in the Permian Basin were scheduled for drilling in 2016, but that 16.8 wells were drilled and completed. However, your response to prior comment 1 states that you experienced a relatively low conversion rate in the Permian Basin as capital was allocated to the conversion of probable and possible reserves. Tell us whether any of the wells you drilled in the Permian Basin were related to reserves that were not characterized as PUDs as of December 31, 2015 and, if so, the number of PUD wells drilled.

Notes Accompanying the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 78

Impairment of Long-Lived Assets, page 81

6. Your response to prior comment 7 states that a deterioration in expected future prices for oil and NGLs caused you to perform an impairment analysis at June 30, 2017. Revise to

Richard J. Doleshek
QEP Resources, Inc.
September 13, 2017
Page 3

       provide additional disclosure discussing and analyzing the facts and circumstances surrounding known material trends and uncertainties related to future commodity prices and the implications to your financial statements. Refer to Item 303(a)(3) of Regulation S-K along with section III.B. of SEC Release No. 33-8350.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Accounting Branch Chief
       Office of Natural Resources